I, Lisa Newmann, certify that:

(1) the financial statements of Sazi Foods, LLC included in this Form are true and complete in all material respects; and

(2) Sazi Foods, LLC has not yet filed a tax return for the fiscal year ended on December 31st, 2022.



Lisa Newmann

CEO

18, May 2023

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Note: Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.